EX-99.77I NEW SECURITY

On September 19, 2012, Baird Funds, Inc. established the Baird
Short-Term Bond Fund Investor Class.  The Baird Short-Term Bond
Fund seeks an annual rate of total return, before fund expenses, greater than the annual rate of total return of the Barclays
Capital 1-3 Year U.S. Government/Credit Bond Index.